Exhibit 99.1

N E W S   R E L E A S E

Siyata Mobile Announces Addition of TJ Kennedy

to Its Advisory Board

Vancouver, BC – July 18, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announced that it has added TJ Kennedy to its Advisory Board. Mr. Kennedy previously held the role of President of the First Responder Network Authority (FirstNet), which oversees the nationwide public safety broadband network in the United States.

Marc Seelenfreund, CEO of Siyata, stated, “The Advisory Board assists management with strategic thinking, operational execution and sales strategy, and we are excited to welcome TJ to the team. He brings deep industry knowledge and a strong track record of success and is widely recognized as a thought leader in mission critical communications and public safety. We are reinforcing our team with experienced, talented professionals who can help us drive sales growth and further penetrate the large and rapidly growing public safety market. We are confident TJ will be instrumental in helping us to execute our strategic vision and drive long-term growth.”

TJ Kennedy commented, “I am excited to see the innovation taking place and the growth in capabilities for Push-to-Talk in the broadband space. We predicted this would happen with more public safety broadband networks. As highly capable public safety broadband networks with quality-of-service (QoS) enhancements such priority and preemption, highly reliable service, and dedicated response operations groups become the expectation, we will see more and more agencies and industries embrace Push-to-Talk.”

Mr. Kennedy is a Venture Advisor for AI Fund, a team of AI pioneers, proven entrepreneurs, seasoned operators and venture capitalists that collaborates with leading entrepreneurs to solve big challenges using artificial intelligence. He is a Board Member at the public safety drone company Echelon AI. He has previously served as CEO and as a board director of WRAP Technologies, a global provider of public safety solutions, where he created a strategic roadmap with a focus on improved pricing and profitability, right sized expenses and successfully grew gross profit year over year by 87%. Prior to that, he served in senior leadership roles, including as CEO, primarily for companies operating in the public safety space.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”.

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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